SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 7, 2006

EXTENDICARE INC.
(Translation of registrant’s name into English)

3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	____	Form 40-F	__X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_____	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

EXHIBIT INDEX

 Exhibit
Number	Description of Exhibit

99.1	News Release: Extendicare Announces Filing of a Registration Statement by Assisted Living Concepts, Inc. for its Spin-Off from Extendicare
99.2
Material Change Report FORM 51-102F3 - May 31, 2006 news release -Extendicare Announces Proposed Reorganization for the Spin-off of Assisted Living Concepts, Inc. and Conversion of Extendicare Inc. into a TSX listed REIT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.

Date: June 7, 2006	By:	/s/ Richard L. Bertrand
Richard L. Bertrand Senior Vice-President and Chief Financial Officer